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                            December 16, 2020

       Sean Di
       General Counsel
       RLX Technology Inc.
       5/F, Block B, Baifu International Building
       Chaoyang District, Beijing 100027
       People's Republic of China

                                                        Re: RLX Technology Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted December
4, 2020
                                                            CIK No. 0001828365

       Dear Mr. Di:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amended Draft Registration Statement Submitted December 4, 2020

       Business
       Overview, page 120

   1. We note your response to comment 10 that you currently only sell your e-vapor products in China. However, it
appears from the website relxnow.com, that the company will ship its products to Europe,
Canada and other locations outside of China. Please advise. Please consider including
regulatory disclosures related to selling your products in other countries.
 Sean Di
RLX Technology Inc.
December 16, 2020
Page 2
Related Party Transactions
Other Related Party Transactions, page 165

2. We note your revised disclosure that you sold e-vapor products to a party that is controlled by an individual who has indirectly significant influence on you. Please revise to identify the party, or explain why you do not believe that you are required to do so.
        You may contact Effie Simpson at 202-551-3346 or Melissa Raminpour at 202-551-
3379 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Asia Timmons-Pierce at 202-551-3754
with any other questions.



FirstName LastNameSean Di                                      Sincerely,
Comapany NameRLX Technology Inc.
                                                               Division of
Corporation Finance
December 16, 2020 Page 2                                       Office of
Manufacturing
FirstName LastName